FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
     under the Public Utility Holding Company Act of 1935 ("PUHCA")

     PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

1.   Type of security:  Promissory Note ("Note")

2.   Issue, renewal or guaranty:  Issuance.

3.   Principal amount:   $44,025,000
                         $10,000,000
                Total    $54,025,000

4.   Annual rate of interest:  Variable.

5.   Date of issue:  May 15, 2000.

6.   Date of maturity:   $44,025,000 - May 1, 2035, subject to prior
     redemption.
                         $10,000,000 - April 1, 2022, subject
                                       to prior redemption.
7.   Name of acquiree of Note:  Indiana Development Finance Authority
     ("Authority").

8. Collateral: Principal and interest on the bonds when due is insured by a municipal bond insurance policy ("Bond Insurance Pol icy") issued by Ambac Assurance Corporation ("Bond Insurer") expiring at maturity on May 1, 2035, for the $44,025,000 Series 2000A Bonds (subject to earlier termination ) and April 1, 2022, for the $10,000,000 Series 2000B Bonds (subject to earlier termination). PSI will reimburse Ambac Assurance for all payments made under the terms of the Bond Insurance Policy.

9. Consideration received for the Note: Loan by the Authority to PSI in an equal aggregate principal amount of the proceeds from the issue and sale on May 15, 2000, of the Authority's Environmental Refunding Revenue Bonds, Series 2000A and 2000B (PSI Energy, Inc. Project).

10. Application of Note proceeds: Payment of a portion of the c osts of redeeming certain outstanding bonds (namely, $14,250,000 Indiana Employment Development Commission 7.5% Environmental Revenue Bonds, Series 1990 (Public Service Company of Indiana, Inc.), $29,795,000 Indiana Development Finance Authority 5.6% Environmental Revenue Bonds, Series 1993A (PSI Energy, Inc.) and $10,000,000 City of Princeton, Indiana 7-3/8% Pollution Control Refunding Revenue Bonds 1990 Series (Public Service Company of Indiana, Inc. Project C). The Refunded Bonds were issued to finance PSI's costs of acquiring, constructing and equipping certain pollution control, sewage facilities and solid waste disposal facilities located at various electric generating facilities in the State of Indiana.

11.  Exemption claimed:  Rule 52(a).

                                PSI ENERGY, INC.

                                By: /s/Andrew Turk
                                Vice President and Treasurer

Dated: August 10, 2000